

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2011

Ronald M. Bentley
President and Chief Executive Officer
Chemung Financial Corporation
One Chemung Canal Plaza, P.O. Box 1522
Elmira, New York 14902

> **Re: Chemung Financial Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed January 24, 2011**
> **File No. 333-171504**

Dear Mr. Bentley:

   We have reviewed your response letter dated January 21, 2011 and amended registration statement filed on January 24, 2011 and have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4

General

1.   We note that your executive compensation disclosure has not been updated to disclose information for the fiscal year ended December 31, 2010. Please revise as appropriate.

Risk Factors, page 18

2.   We note that the law firm of Levi & Korsinsky, LLP is investigating the Board of Directors of Fort Orange for possible breaches of fiduciary duty and other violations of state law in connection with the sale of Fort Orange to Chemung Financial Corporation. Please consider adding a risk factor disclosing the same.

Exhibits

3.   We note your disclosure in the exhibit index that "schedules and certain exhibits" to the Agreement and Plan of Merger, filed as exhibit 2.1, have been omitted. Please revise to (i) specifically identify the schedules and exhibits that have been omitted and (ii) state, if true, that they have been omitted pursuant to Item 601(b)(2) of Regulation S-K.

4.   As a related matter, we note that you have omitted (i) the Articles of Merger and (ii) the Bank Plan of Merger as exhibits to the Agreement and Plan of Merger, filed as exhibit 2.1. Please refile exhibit 2.1 to include these documents or provide us with a detailed analysis of why you are not required to do so.

5.   It appears that exhibits have not been included in (i) the Voting Agreement, filed as exhibit 99.7, and (ii) the Voting and Non-Competition Agreement, filed as exhibit 99.8. Please refile these exhibits in their entirety.

6.   Please revise the exhibit index to clearly indicate (e.g., by "**" or otherwise) that the Executive Employment Agreement between Capital Bank & Trust Company and Steven J. Owens, with First Amendment thereto, both dated as of January 1, 2011, has been filed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Lin, attorney-advisor, at (202) 551-3552 or me at (202) 551-3434 with any questions.

Sincerely,

Michael Clampitt
Senior Counsel

cc.   (facsimile only)
        Clifford S. Weber, Esq.
        Hinman, Howard & Kattell, LLP
        (914) 694-4510